UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 27, 2002

Dennis J. Broderick
Senior Vice President
General Counsel and Corporate Secretary
Federated Department Stores, Inc.
7 West Seventh Street
Cincinnati, Ohio 45202-2471

Act	1934
Section	
Rule	14A-8
Public Availability	3/27/2002

Re: Federated Department Stores, Inc.
Incoming letter dated January 25, 2002

Dear Mr. Broderick:

This is in response to your letters dated January 25, 2002 and March 22, 2002 concerning the shareholder proposal submitted to Federated Department Stores by The Charitable Trust of the Sisters of Mercy Regional Community of Detroit. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Associate Director (Legal)

Enclosures

cc: Rev. Gordon Judd, CSB
Director, Corporate Responsibility
Sisters of Mercy Regional Community of Detroit
29000 Eleven Mile Road
Farmington Hills, MI 48336

Federated
DEPARTMENT STORES, INC.
7 West Seventh Street · Cincinnati, Ohio 45202-2471

DENNIS J. BRODERICK
SENIOR VICE PRESIDENT
GENERAL COUNSEL AND SECRETARY

January 25, 2002

REC'D S.E.C.
JAN 25 2002
1086

513/579-7560
Fax 513/579-7354

VIA HAND DELIVERY

Office of Chief Counsel
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Federated Department Stores, Inc. (the "Company")

Ladies and Gentlemen:

Enclosed please find, pursuant to Securities Act Release No. 6269, a manually signed original and seven photocopies of the No-Action Letter request submitted for filing on behalf of the Company.

Please acknowledge receipt of this letter and the enclosures by date-stamping the enclosed receipt copy of this letter and returning it to the Company's messenger, DeAndre Roaché of the law firm of Jones, Day, Reavis & Pogue, who has been instructed to wait for the date-stamped evidence.

Please do not hesitate to call me the undersigned at (513) 579-7560 or DeAndre Roaché at (202) 879-3711, if you have any questions.

Very truly yours,

Dennis J. Broderick
Senior Vice President, General Counsel
and Corporate Secretary

Enclosures

Federated
DEPARTMENT STORES, INC.
7 West Seventh Street · Cincinnati, Ohio 45202-2471

DENNIS J. BRODERICK
SENIOR VICE PRESIDENT
GENERAL COUNSEL AND SECRETARY

January 25, 2002

513/579-7560
Fax 513/579-7354

VIA HAND DELIVERY

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Rule 14a-8(j) -- Exclusion of Stockholder Proposal

Dear Ladies and Gentlemen:

On behalf of Federated Department Stores, Inc., a Delaware corporation (the "Company"), and pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, we hereby file with the United States Securities and Exchange Commission (the "Commission"), six copies of this letter and the attached Exhibit A, which consists of a copy of a letter, dated as of November 19, 2001, from (Rev.) Gordon Judd, CSB, Director of Corporate Responsibility for The Charitable Trust of the Sisters of Mercy Regional Community of Detroit (the "Trust"), setting forth the Trust's proposal (together with its supporting statement, the "Proposal"), for presentation at the Company's 2002 Annual Meeting of Stockholders (the "2002 Annual Meeting").

The Company believes that the Proposal may be omitted from the Company's proxy materials for the 2002 Annual Meeting for the reasons stated below and requests the concurrence of the staff members of the Commission's Division of Corporate Finance (the "Staff"), that the Staff will not recommend any enforcement action if the Company omits the Proposal.

A. The Proposal.

The Proposal requires that the Company prepare a report, within four months of the 2002 Annual Meeting, which addresses each of the following:

- The Company's efforts to identify and dissociate from any offensive imagery to the American Indian community in products, advertising, endorsements, sponsorships and promotions (this portion of the Proposal being referred to in this letter as "Part I");

- A review of the Company's workplace environment including diversity training programs sensitive to American Indian culture offered to employees and management ("Part II"); and

- The Company's effort to reach out to the American Indian leadership and community on these issues ("Part III").

B. Summary of Bases for Exclusion.

The Company believes that each Part of the Proposal deals with separate and distinct subject matters and, therefore, must be evaluated accordingly. The following is a summary of certain substantive bases to exclude each respective Part of the Proposal from the Company's 2002 Annual Meeting proxy materials. Each basis derives from the Commission's current proxy rules as identified below:

- Bases to Exclude Part I of the Proposal.

1. *Part I of the Proposal is excludable pursuant to Rule 14a-8(i)(5) (Relevance) because it relates to business operations which account for less than 5 percent of the Company's total assets at the end of fiscal year 2001, and for less than 5 percent of the Company's net earnings and gross sales for fiscal year 2001, and is not otherwise significantly related to the Company's business.* To illustrate, the Company reported a total asset value of $17.012 billion and sales of $18.407 billion as of the end of its most current fiscal year that ended February 3, 2001. Total sales of the Company's merchandise that depicted American Indian imagery, names and logos, however, were *de minimus.* These sales amounted to less than $20,000, or one ten-thousandth (1/10,000) of 1% of the Company's total assets as of that date.

2. *Part I of the Proposal is also excludable pursuant to Rule 14a-8(i)(7) (Management Functions) because it deals with a matter relating to ordinary business operations.* The Staff has routinely determined that stockholder proposals involving the selection of retail products relate to ordinary business operations and may be excluded under this rule. Part I requests the Company to prepare a report addressing the Company's efforts to disassociate from any offensive imagery to the American Indian community in products, advertising, endorsements, scholarships and promotions. In short, Part I seeks to permit the Company's stockholders to "micro-manage" the selection of the sorts of products that the Company carries in its retail department stores. Part I deals exclusively with a matter relating to ordinary business operations (i.e., product "mix" or selection) and is, therefore, excludable under this rule.

- Bases to Exclude Part II of the Proposal.

3. *Part II of the Proposal is excludable pursuant to Rule 14a-8(i)(10) (Substantially Implemented) because it relates to a matter which the Company has already substantially implemented.* The Company believes that its commitment to promoting diversity in its workforce and the communities it supports is well-established and widely recognized. Part II effectively requires the Company to provide information to its stockholders that is presently available to them. Information about the Company's corporate policies on diversity is available to the Company's stockholders from the Company's website at http://federated-fds.com/company.asp under the heading "Leadership in Diversity" and from personnel specializing in these matters such as the Company's Operating Vice President, Diversity. The Company maintains an "open door" policy with its stockholders concerning diversity issues and has welcomed, and continues to welcome, opportunities to communicate its leadership efforts in this important social and economic matter to its stockholders. Additionally, the Company has already implemented and routinely monitors several programs and activities to enhance employee and management awareness of the importance of diversity and diversity-related issues. The substance of Part II has already been addressed by the Company and Part II may, therefore, be excluded under this rule.

4. *Part II of the Proposal is also excludable pursuant to Rule 14a-8(i)(3) (Violation of Proxy Rules) because it is vague, indefinite and misleading.* Part II is sufficiently vague, indefinite and misleading to justify its exclusion. Neither the Company's stockholders nor the Company is able to determine with reasonable certainty exactly what actions or measures Part II requires. Part II may be read by some stockholders as requiring the proposed report to focus on diversity training programs that isolate and target a specific cultural group – in this case, American Indians. The Company believes that Part II may further confuse some of the Company's stockholders into believing that the Company offers ethnic or cultural group-specific diversity training programs, which is inaccurate and materially misleading. Part II is vague and materially misleading and may, therefore, be excluded under this rule.

- Bases to Exclude Part III of the Proposal.

5. *Part III of the Proposal is excludable pursuant to Rule 14a-8(i)(10) (Substantially Implemented) because it relates to a matter which the Company has already substantially implemented.* The Company believes that it has taken, and continues to take, a proactive role in its involvement with the American Indian community. As a recent example, in May of 2000, several of the Company's key management personnel attended a conference entitled "Redskins and Other Offensive Images, Names and Religious Symbols of American Indian People" with prominent members of various American Indian tribes. Part III is excludable because the Company has already taken substantial efforts to develop and foster a positive and productive relationship with American Indians throughout the United States.

Additionally, information relating to the Company's ongoing relationship with American Indians is already available to the Company's stockholders upon request to the Company. Part III has been substantively and substantially implemented by the Company and is, therefore, excludable under this rule.

6. *Part III of the Proposal is also excludable pursuant to Rule 14a-8(i)(3) (Violation of Proxy Rules) because it is vague, indefinite and misleading.* Part III of the Proposal requires the Company to report on efforts to "reach out to the American Indian leadership and community on these issues." Although the Company has undertaken significant measures to continue developing its established relationships with American Indians, the Company believes that Part III is so vague and ambiguous that its purpose cannot be reasonably ascertained by the Company or its stockholders. The Company also believes that including Part III, as submitted, in the Company's proxy materials would confuse and materially mislead the Company's stockholders as to the Company's ongoing relationships with American Indians.

Each of the foregoing bases for exclusion of the respective Parts of the Proposal is explained in greater detail below.

C. Discussion of Bases for Exclusion.

The Company wishes to stress that it continues to be conscious of and sympathetic to an ever-increasing need for greater understanding, tolerance and awareness of cultural and ethnic differences among all persons. Although the Company supports the Trust's goal of enhancing awareness of ethnic and cultural diversity, the Company also believes that it has devoted, and continues to devote, significant resources, time and attention to this important matter. In this instance and as described below, however, the Company believes that the Proposal, as submitted, no matter how well-intentioned, is overreaching, vague and misleading and that the Proposal imposes a burden on the Company that is contrary to Staff interpretations and the Commission's proxy rules.

1. Part I may be excluded pursuant to Rule 14a-8(i)(5)(Relevance).

Rule 14a-8(i)(5) permits the Company to omit a proposal that relates to business operations which account for less than five percent of the Company's total assets at the end of its most recent fiscal year, and for less than five percent of the Company's net earnings and gross sales for that fiscal year, and is not otherwise significantly related to the Company's business.

The Company's most recent fiscal year ended on February 3, 2001. As of February 3, 2001, the Company had total assets of $17.012 billion and net sales of $18.407 billion. From the beginning of the Company's current fiscal year through November 3, 2001, the Company's net sales were $11.329 billion.

The Company, through its subsidiaries, is one of the leading operators of full-line department stores in the United States, with 440 department stores in 33 states and Puerto Rico as of February 3, 2001. The Company's subsidiaries operate department stores under the names "Bloomingdale's," "The Bon Marché," "Burdines," "Goldsmith's," "Lazarus," "Macy's," "Rich's" and "Stern's" and related direct-to-customer mail catalog and electronic commerce businesses under the names "Bloomingdale's By Mail," "bloomingdales.com" and "macys.com." These department stores and related businesses sell a wide range of merchandise, including men's, women's and children's apparel and accessories, cosmetics, home furnishings and other consumer goods. The Company's department stores are diversified by size of store, merchandising character and character of community served and are located at urban or suburban sites, principally in densely populated areas across the United States.

Certain of the Company's department stores carry an insignificant amount of merchandise bearing athletic teams' names and logos relating to American Indians such as the "Atlanta Braves" and the "Washington Redskins" on a seasonal basis. In fact, the amount of this merchandise carried by the Company's stores in any particular year largely depends on the respective athletic teams' popularity and success. The amount of aggregate net sales attributable to this merchandise is *de minimus* to the Company's business operations. In fact, the Company's aggregate net sales of merchandise bearing team names and logos relating to American Indians has not exceeded $20,000 in any of each of the past five fiscal years. This dollar amount is less than one ten-thousandth (1/10,000) of 1% of the Company's aggregate net sales for fiscal year 2001.

Furthermore, the Company does not believe, and the Proposal does not suggest, that merchandise bearing imagery, names and logos relating to American Indians is significantly related to the Company's business. On the contrary, the Company's aggregate net sales of this merchandise is insignificant and immaterial. Part I deals exclusively with a matter that is not relevant pursuant to Rule 14a-8(i)(5). The Company, therefore, believes Part I of the Proposal is, therefore, excludable from the Company's proxy materials.

2. <u>Part I may be excluded pursuant to Rule 14a-8(i)(7) (Management Functions)</u>.

The Company believes Part I deals with a matter that constitutes an ordinary business operation – the manner in which the Company selects products for resale in its retail sales operations. Part I is thus excludable under Rule 14-8(i)(7), which provides that a company may omit a stockholder proposal "if the proposal deals with a matter relating to the company's ordinary business operations." The Staff has recognized that the policy underlying this exclusion is nearly identical to the policy underlying most state corporation laws – confine the solution of ordinary business problems to the management (i.e., the Board of Directors) of a company because it is impractical for stockholders to decide how to solve or manage such problems.

In Release No. 34-40018 (May 21, 1998) (the "1998 Release"), the Staff stated that the ordinary business exclusion rests on two central considerations, which are as follows:

> The first relates to the subject matter of the proposal. Certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight... .
>
> The second consideration relates to the degree to which the proposal seeks to "micro-manage" the company probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment. This consideration may come into play in a number of circumstances, such as where the proposal...seeks to impose...methods for implementing complex policies.

1998 Release, text at footnotes 43 and 44.

The 1998 Release is significant for a number of reasons, including its reversal of the Staff's position in a no-action letter involving Cracker Barrel Old Country Stores (October 13, 1992) concerning automatic exclusion of employment-related stockholder proposals raising social policy issues. The 1998 Release makes clear that the Staff will evaluate excludability of a stockholder proposal under Rule 14a-8(i)(7) on a "case-by-case" basis and will take into account such factors as the nature of the proposal and the circumstances of the company to which it is directed. 1998 Release, part III, text at footnote 48.

As stated above, the Company is a leading department store retailer with more than $18 billion in annual revenue. A crucial part of the Company's business is the day-to-day selection and review of its product "mix" or its product items for resale to the general public. The Company, together with its subsidiaries, sells thousands of product items to an enormous customer base throughout the United States. In seeking to dictate the types of products that the Company may sell in its retail business, Part I ignores the significant complexity of this important task of selecting retail products. Decisions concerning the Company's product selection or product "mix" are based on extremely complex and delicate considerations, which often involve several individuals in several Company offices and departments. These decisions are fundamental to the ordinary retail business operations of the Company. The Company's stockholders, no matter how well-meaning or well-intentioned, simply are not equipped to make these sorts of important managerial and business decisions. The Staff has routinely taken the position that proposals regarding the selection of retail products relate to ordinary business operations and may, therefore, be excluded from a company's proxy materials under this rule. See Albertson's, Inc. (March 23, 2001); see also Wal-Mart Stores, Inc. (April 2, 2001) (citing, among others, Walgreen Co. (September 29, 1997) (proposal that retailer stop selling cigarettes was excludable because it involved the sale of particular product); J.C. Penney Company, Inc. (March 2, 1998)).

Nearly twenty years ago, the Staff established that where the subject matter of a proposed report involves a matter of ordinary business, the proposal is also considered ordinary course. See Exchange Act Release No. 34-20091, paragraph 7 (August 16, 1983) (the "1983 Release). In evaluating excludability, the Staff does not consider the fact that a stockholder proposal demands a special report on specific subject matter (i.e., efforts to alter selection of retail products) instead of demanding that an individual or group take action (i.e., alter the Company's selection of retail products). In the 1983 Release, the Staff concluded that it "...will consider whether the subject matter of the special report...involves a matter of ordinary business; where it does, the proposal will be excludable under Rule 14a-8(c)(7) [predecessor to Rule 14a-8(i)(7)]." 1983 Release at paragraph 6. The Staff continues to apply this analysis even in light of the 1998 Staff amendments to Rule 14a-8. See, e.g., K-Mart Corp. (February 24, 1999).

Part I approaches the issue of the Company's product selection and its related advertising, promotion and endorsement efforts indirectly by demanding a report be prepared by the Company. The fundamental issue, however, remains the same – a stockholder proposal may not commandeer management's ability to make day-to-day decisions concerning the selection of retail products or product "mix", even with respect to retail products which constitute an insignificant portion of the Company's total business and portray ethnic or cultural imagery, names and logos. Part I deals exclusively with a matter that goes to the essence of ordinary business operations and the Company, therefore, believes it may be excluded from the Company's proxy materials pursuant to this rule.

3. Part II may be excluded pursuant to Rule 14a-8(i)(10) (Substantially Implemented).

Under Rule 14a-8(i)(10), the Company may exclude a proposal from its proxy materials if the Company has already substantially implemented the Proposal. As stated above, the Company believes that Part II is so vague and ambiguous that it is unreasonable to request the Company to prepare any report attempting to meet the requirement in Part II. To the extent, however, that Part II could be construed as requiring the Company to report on its programs and activities sensitive to diversity, Part II is excludable under the rule because the Company has already implemented these programs and activities and because this information is readily available to the Company's stockholders.

The Company has developed, implemented and undertaken a series of diversity training programs and activities, which are intended to educate the Company's employees and to increase employee awareness of and sensitivity to all ethnic and cultural groups. The Company also actively participates in national organizations that focus on diversity education and awareness such as the Urban League, A Better Chance, Catalyst, the N.A.A.C.P., the United Negro College Fund and the Mexican American Legal Defense and Education Fund. Since 1998, the Company has also served on the Southwest Advisory Board of the National Center for American Indian Enterprise Development ("NCAIED").

Described below are some examples of the Company's diversity education and training programs and activities. None of the these programs or activities targets or isolates any specific race, ethnicity, culture or creed. Instead, these programs and activities address the positive experiences and the unique social, cultural and economic benefits that result from treating all persons from all ethnic and cultural groups as an integral part of modern society.

A Sampling of the Company's Programs and Activities that Promote Ethnicity and Cultural Diversity:

- Employee education courses focusing exclusively on diversity education:

  > *"The Business Case"* is a four-hour facilitated classroom education course that defines diversity at the Company and explains the Company's philosophy and business rationale for diversity. A portion of this course discusses the "Four Layers of Diversity," which are the 22 components that are included in the Company's definition of "diversity". This course also includes a video presentation by the Company's Chairman and Chief Executive Officer addressing various facets of the Company's diversity philosophy and rationale; and

  > *"Diversity Leadership"* is a four-hour required training course for the top 1,400 managers of the Company. Many divisions of the Company, however, offer this course as an elective training course to other Company employees. The primary goal of this course is to assist participants in applying effective management and interpersonal skills to employment situations that involve diversity issues. The main objectives are to understand the importance of building relationships with people from various ethnic and cultural groups. This course includes an excerpt developed by Dr. Edwin Nichols, a world renowned organizational psychologist, in which four culture patterns are identified and discussed in terms of time consciousness, beliefs and attitudes, communication, and language and emotions;

- Educational and training courses that place a strong emphasis on diversity education: Examples include, among others, Sales Associate Education, Security and Diversity, Servicing Customers with Disabilities, and Team Building through Diversity;

- Educational and training courses that include diversity education in their curriculum: Examples include, among others, New Hire Orientation, Negotiation Skills, Maintaining a Professional Work Environment;

- The "Leadership Institute": is a four-day mandatory training/intensive education program for all store managers, merchandisers, and support senior executives. Diversity education is emphasized throughout the "Leadership Institute"; and

- Since 1998, the Company has participated on the Southwest Advisory Council of NCAIED. In serving in this capacity, the Company was introduced to Caddo Design & Office Products ("Caddo Design"), an American Indian-owned office furniture manufacturer operated by Don Kelin of the Caddo tribe. In 2001, the Company purchased office furniture and equipment directly from Caddo Design totaling $2,000,000 — an expenditure more than 100 times the value of aggregate sales of the Company's merchandise bearing American Indian imagery, names and logos.

The Company believes that it maintains an "open door" policy with its stockholders concerning the Company's ongoing efforts to promote diversity both inside and outside of its workforce. As an example, the Company devotes three web pages of its website, at http://federated-fds.com/company.asp under the heading "Leadership in Diversity," to describing the Company's corporate policies and views concerning diversity and to providing important information and statistics about diversity in the Company's workforce. In addition, the Company has even established a special office responsible for developing and monitoring the Company's policies on diversity education and relations, which is led by the Company's Operating Vice President, Diversity. Among other things, this office is available to serve the Company's stockholders by providing information and assistance relating to the Company's diversity programs and activities at their convenience and upon their request.

For each of these reasons, the Company believes that it has already substantially implemented the substance of Part II and, therefore, that Part II is excludable under Rule 14a-8(i)(10) as moot.

4. Part II may be excluded pursuant to Rule 14a-8(i)(3) (Violation of Proxy Rules).

Rule 14a-8(i)(3) provides an alternative basis for the Company to exclude Part II from its proxy materials. Under this rule, a proposal may be omitted if the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. The Staff has routinely held that a proposal is "sufficiently vague and indefinite to justify its exclusion where neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with reasonable certainty exactly what actions or measures the proposal requires." See, e.g., McDonald's Corporation (March 13, 2001), Bristol-Meyers Squibb Company (February 1, 1999) and Philadelphia Electric Company (July 30, 1992).

Part II is vague and indefinite in its broad demand that the Company review its "workplace environment including diversity training programs sensitive to American Indian culture offered to employees and management." First, Part II fails to specify any time period for which the Company must observe its "workplace environment" to gather data and information to be included in the report. Should this report cover the most recent fiscal quarter? The most recent fiscal year? The three most recent fiscal years? Part II offers no guidance on this issue.

Second, Part II does not address the intended meaning of the phrase "workplace environment." As you know, the phrase "workplace environment," without further description, is capable of having various meanings and uses. In fact, in a recent informal World Wide Web search conducted on January 18, 2002, on the AltaVista, Google and Lycos search engines, the phrase "workplace environment" yielded several thousand web page hit results. These results addressed the phrase "workplace environment" in such diverse contexts as, among others, sexual harassment, recycling labels, nursing, HIV/AIDS care administration and even custom-designed office furniture. Neither Part II nor any other portion of the Proposal offers any clarification of the intended meaning of this phrase.

Third, Part II fails to identify what sort of evaluation methodology or allocation of resources the Company must use in preparing its report. The classification of employees at the Company illustrates Part II's inherent vagueness and ambiguity. As of February 3, 2001, the Company had approximately 129,000 regular full-time and part-time employees. Because of the seasonal nature of the retail industry, however, the number of Company employees peaks in the Christmas season and wanes in subsequent months. Part II does not address whether the Company must spend the same amount of time and investigative resources analyzing diversity training offered to part-time "seasonal" employees as the Company does analyzing diversity training offered to full-time employees. Also, Part II does not indicate what statistical or analytical methods the Company must use to prepare its report or even whether these sorts of

In addition to these efforts, in May of 2000, several key Company personnel, including its Senior Vice President, General Counsel and Secretary; Senior Vice President, Merchandising Group; Executive Vice President, Merchandising Group and Operating Vice President, Diversity and Vendor Development, as representatives of the Company, attended a special seminar for the Company's executives entitled "Redskins and Other Offensive Images, Names and Religious Symbols of American Indian People" in New York City. These executives interacted with several prominent representatives of American Indian tribes and organizations including Tonya Frichner Gonella of the American Indian Law Alliance, Sammy Toineeta, Director, Racial Justice, National Council of Churches and Gary Brouse, Director, Equality and Indigenous Issues, Interfaith Center on Corporate Responsibility.

The Company believes these examples underscore some of the Company's continuing efforts to develop and maintain positive and productive relationships with American Indians. The Company further believes that Part III's demand is unnecessary and unproductive because the Company has already substantially implemented the substance of Part III and also because information about the Company's interaction with American Indians is readily available to the Company's stockholders upon request to the Company.

For each of the reasons stated above, the Company believes Part III is excludable from the Company's proxy materials under Rule 14a-8(i)(10).

6. Part III may be excluded pursuant to Rule 14a-8(i)(3) (Violation of Proxy Rules).

As stated in number 3 above, Rule 14a-8(i)(3) permits the Company to exclude any proposal from the Company's proxy materials if the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials.

Part III is so vague and indefinite, it is nearly unintelligible. Part III demands that the report address the Company's "efforts to reach out to the American Indian leadership and community on these issues." First, the meaning of the term "reach out" is ambiguous. Part III does not clarify or provide any examples of what sorts of activities may be included within the intended meaning of this phrase. Second, Part III does not provide any context or give any indication as to the intended meaning of the phrase "American Indian leadership and community." As stated above, the Company has business operations in 33 states. Is Part III intended to have the Company report on its business or social contacts with American Indian people within each of these states? Within the entire United States? Without some sort of restriction or limitation (e.g., geographic scope, identification of particular American Indian tribes, names of specific individuals, etc.), the Company believes that these vague, indefinite and ambiguous statements can be reasonably read in a variety of ways.

The Company also believes that neither it nor its stockholders can or should be reasonably expected to decipher these cryptic references.

Further, it is unclear from the words of Part III in what level of detail the Company must describe its efforts in its report. In the Proposal's supporting statement, the Trust states that "[t]here are approximately 300 million indigenous people living around the world and about 500 tribes in the United States." Part III may be interpreted to require the Company to report on each and every business or social interaction between any of its 129,000 employees and any member of any of the 557 American Indian tribes officially recognized by the United States government or of the 300 million indigenous people living throughout the world. In short, the Company's stockholders are unable to identify, with reasonable certainty, exactly what measures or actions Part III requires.

For each of the reasons stated above, the Company believes Part III is excludable from the Company's proxy materials under Rule 14a-8(i)(3) and the Commission' proxy rules.

No-Action Request

For the foregoing reasons, the Company respectfully requests that the Staff confirm that it will not recommend any enforcement to the Commission if the Proposal is omitted from the Company's proxy materials for the 2002 Annual Meeting. Should the Staff decide not to provide such confirmation, the Company respectfully requests that the undersigned be notified and given an opportunity to discuss such decision with the Staff.

By copy of this letter, in accordance with Rule 14a-8(j), the Company is informing The Trust, by and through its representative, (Rev.) Gordon Judd, CSB, of the Company's intention not to include the Proposal in its 2002 Annual Meeting proxy materials.

If you have any questions or desire any additional information relating to the foregoing, please do not hesitate to contact me at (513) 579-7560.

Very truly yours,

Dennis J. Broderick
Senior Vice President, General Counsel
and Corporate Secretary

EXHIBIT A

See Attached

Sisters of Mercy Regional Community of Detroit

29000 Eleven Mile Road
Farmington Hills MI 48336
248.476.8000, ext. 213
Fax: 248.477.0276

November 19, 2001

James M. Zimmerman
Chairman and Chief Executive Officer
Federated Department Stores, Inc.
Seven West Seventh Street
Cincinnati, Ohio 45202
513-579-7905

RE: Offensive Use of American Indian Imagery

Dear Mr. Zimmerman,

The Charitable Trust of the Sisters of Mercy Regional Community of Detroit (The Trust), is submitting the enclosed resolution, "Offensive Use of American Indian Imagery." The Trust will be the primary filer on this resolution and will act as the contact for other filers.

The Trust reflects the values, principles, and mission of the Sisters of Mercy Regional Community of Detroit. The Sisters of Mercy play a critical role in health care in Michigan and also continue to play a historic role in education from the primary through the university levels. The Trust has been an active shareholder, writing letters to its companies, entering into dialogue with senior managers, filing shareholder resolutions, and voting its proxies according to guidelines such as those set up by the Interfaith Center on Corporate Responsibility (ICCR). In the recent past, it has been active on such issues as health, environment, military contracting, equality and corporate finances.

From these kinds of concerns, therefore, The Trust is filing on the enclosed resolution.

The continued use of negative and/or misappropriated images of American Indians in selling sports team clothing and merchandise is considered by American Indian leaders to be a deep betrayal and affront. When reputable companies such as Federated Department Stores, Inc. merchandises offensive names such as "Redskins" or gross caricatures such as Cleveland's "Chief Wahoo," American Indians are once again reminded that the majority population of this country still considers it politically and morally acceptable to denigrate and commercialize American Indian people, their culture, and their spiritual beliefs and practices.

The Trust requests, therefore, that this resolution be included in the proxy statement for a vote at the next shareholders meeting in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934.

Our proof of ownership of common stock in Federated Department Stores, Inc. is included here. The Trust has held stock in Federated Department Stores, Inc. for over twelve months and intends to retain the requisite number of shares through the date of the Annual Meeting. We will be represented at this meeting.

Thank you for attending to this matter.

Respectfully,

(Rev.) Gordon Judd, CSB
Director, Corporate Responsibility, Sisters of Mercy Regional Community of Detroit

cc: Mr. Gary Brouse, Program Director, Equality, *ICCR*
Ms. Margaret Weber, Coordinator, *Coalition for Corporate Responsibility of Indiana and Michigan*

OFFENSIVE USE OF AMERICAN INDIAN IMAGERY

Whereas,

There are approximately 300 million indigenous people living around the world and about 500 tribes in the United States. Many of these tribes are represented in major American Indian professional organizations and institutions such as the National Congress of American Indians, Society of Indian Psychologists, National Indian Education Association, Native American Bar Association and the Native American Journalist Association.

These organizations have publicly denounced the use of stereotypical American Indian images, names and symbols as offensive and/or sacrilegious to the American Indian community. These images are used without consideration for, consultation with, or authorization by American Indian leaders, institutions, or the community. The Vice-president of NCAI, W. Ron Allen states these images are a "national insult." The Society of Indian Psychologists believes they create "an unwelcome environment for Indians and contributes to the mis-education of all members of the community."

Over 600 academic institutions have eliminated stereotypical images, including the nation's two largest school districts, Dallas and Los Angeles. On April 5, 2001 the New York State Commissioner of Education Dr. Richard Mills recommended all New York State schools end use of American Indian mascots. The nation's largest teacher organization, the National Education Association, has addressed this issue by adopting several resolutions against using "prejudicial terms and symbols."

The Glass Ceiling Commission's report, "Barriers To Workplace Advancement Experienced by Native Americans" by American Indian scholars concludes, "stereotypes and negative tags" have a negative impact on American Indians in the workplace environment.

In 1999 the United States Patent and Trademark Office and the Utah Supreme Court ruled that "Redskins" is a derogatory term toward American Indian people.

On April 16, 2001 the United State Commission on Civil Rights adopted a resolution that all federal funds be withheld from institutions using stereotypical images.

The United States Census Bureau's promotional campaign established a policy "not to feature teams that use American Indian or Alaska Native related names or images."

The states of Nebraska, Maryland and Oklahoma Commissions of Indian Affairs and the Michigan State Civil Rights Commission have adopted resolutions against the use of stereotypes of American Indians.

The American Jewish Committee, United Church of Christ, Episcopal Church, United Methodist Church, NAACP, Rainbow/PUSH Coalition and the Hispanic, Asian-American and African American journalist associations have adopted resolutions against the use of offensive images of American Indians.

Fortune 500 corporations have also discontinued their association with offensive imagery, including Anheuser-Busch, Philip Morris, A&P, Coca-Cola, Denny's, Fortune Brands, GTE and Miller Brewing.

Therefore be it resolved the shareholders request a report within four months of the annual meeting addressing:

The company's efforts to identify and disassociate from any offensive imagery to the American Indian community in products, adverting, endorsements, sponsorships and promotions;

A review of the company's workplace environment including diversity training programs sensitive to American Indian culture offered to employees and management;

And the company's effort to reach out to the American Indian leadership and community on these issues.

491 words including title

Jacqueline Gangi
Assistant Vice President
Tele: 201-860-2558

Deutsche Bank

Bankers Trust Company
100 Plaza One
Jersey City, NJ 07311

October 29, 2001

Rev. Gordon Judd, CSB
Coordinator, Corporate Responsibility
Sisters of Mercy Regional Community of Detroit
2900 Eleven Mile Road
Farmington Hills, MI 48336

Re: Charitable Trust of the Sisters of Mercy Regional Community of Detroit Beneficial Ownership of Federated Department Stores Inc.

Dear Rev. Judd:

This letter will certify that Bankers Trust Company, as Custodian, currently holds for the beneficial interest of the Charitable Trust of the Sisters of Mercy Regional Community of Detroit 4,500.000 shares of Federated Department Stores Inc. Common Stock as of September 30, 2001.

Further, please note that Bankers Trust Company has continuously held at least $2,500 in market value of Federated Department Stores Inc. Common Stock on behalf of the Charitable Trust of the Sisters of Mercy Regional Community of Detroit, since or before November 1, 2000.

If you have any questions concerning this matter, please do not hesitate to contact me.

Sincerely,

Jacqueline Gangi

Jacqueline Gangi
Assistant Vice President

Federated
DEPARTMENT STORES, INC.

7 West Seventh Street • Cincinnati, Ohio 45202-2471

DENNIS J. BRODERICK
SENIOR VICE PRESIDENT
GENERAL COUNSEL AND SECRETARY

Direct Dial: 513-579-7560
Facsimile: 513-579-7354

March 22, 2002

RECEIVED
02 MAR 25 AM 8:21
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

VIA HAND DELIVERY

Office of Chief Counsel
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Federated Department Stores, Inc. Supplemental Letter to that certain No-Action Letter Request, filed January 25, 2002, relating to that certain Stockholder Proposal submitted on behalf of The Charitable Trust of the Sisters of Mercy Regional Community of Detroit

Ladies and Gentlemen:

Attached please find an executed original and six photocopies of a Supplemental Letter, submitted as of the date hereof to the U.S. Securities and Exchange Commission (the "Commission") on behalf of Federated Department Stores, Inc., a Delaware corporation (the "Company"), to the above-captioned No-Action Letter request, which request was filed January 25, 2002 with the Commission on behalf of the Company.

Please acknowledge receipt of this letter and the attachments by date-stamping the enclosed receipt copy of this letter and returning it to the Company's messenger, DeAndra Roaché of the law firm of Jones, Day, Reavis & Pogue, who has been instructed to wait for the date-stamped evidence.

Please do not hesitate to call me the undersigned at (513) 579-7560 or DeAndra Roaché at (202) 879-3711, if you have any questions.

Sincerely,

Dennis J. Broderick
Senior Vice President, General Counsel
and Corporate Secretary

Enclosures

Federated
DEPARTMENT STORES, INC. **7 West Seventh Street • Cincinnati, Ohio 45202-2471**

DENNIS J. BRODERICK
SENIOR VICE PRESIDENT
GENERAL COUNSEL AND SECRETARY

Direct Dial: 513-579-7560
Facsimile: 513-579-7354

March 22, 2002

VIA HAND DELIVERY

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Federated Department Stores, Inc. Supplemental Information concerning The Charitable Trust of the Sisters of Mercy Regional Community of Detroit Stockholder Proposal

Dear Ladies and Gentlemen:

Reference is made to that certain letter, dated January 25, 2002 (the "January Letter"), filed by the undersigned with the U.S. Securities and Exchange Commission (the "Commission") pursuant to Rule 14a-8(j) of the Securities Exchange Act of 1934 (as amended, the "1934 Act"), on behalf of Federated Department Stores, Inc., a Delaware corporation (the "Company"), in which the undersigned requested that the staff members of the Commission's Division of Corporate Finance (the "Staff") not recommend any enforcement action if the Company omits from its proxy materials relating to its 2002 Annual Meeting of Stockholders (the "2002 Annual Meeting") that certain stockholder proposal, attached as Exhibit A hereto (together with its supporting statement, the "Proposal"), submitted by (Rev.) Gordon Judd, CSB, Director of Corporate Responsibility on behalf of The Charitable Trust of the Sisters of Mercy Regional Community of Detroit.

In light of information recently received by the Company and described herein, the Company hereby encloses six copies of this letter, which is intended to supplement the information contained in the January Letter. A copy of this letter also is being sent to The Charitable Trust of the Sisters of Mercy Regional Community of Detroit.

A. Background.

As more fully described in the January Letter, the Proposal requires the Company to prepare a report, within four months of the 2002 Annual Meeting, which addresses, among other things, "...the Company's efforts to identify and disassociate from any offensive imagery to the American Indian community in products, advertising, endorsements, sponsorships and promotions" (this portion of the Proposal being referred to in the January Letter and herein as "Part I" of the Proposal).

In the January Letter, the Company, among other things, stated its belief, and provided substantial underlying support for its belief, that Part I is excludable pursuant to Rule 14a-8(i)(7) (i.e., Management Functions) because Part I deals with a matter relating to the Company's ordinary business operations. As you know, the Staff has routinely determined that stockholder proposals involving the selection of retail products relate to ordinary business operations and may be excluded under Rule 14a-8(i)(7). In its January Letter, the Company articulated its continuing belief that Part I effectively permits the Company's stockholders to "micro-manage" the selection of the kinds of products that the Company carries in its retail department stores. As you know, the Company believes that the selection of its retail products is a matter which relates exclusively to the Company's ordinary business operations. Accordingly, the Company proffered Rule 14a-8(i)(7) as one of several alternative substantive bases under which the Company believes Part I may be excluded.

B. Supplemental Information.

On March 21, 2002, the Company became aware of the Staff's determination in Tootsie Roll Industries, Inc. (January 31, 2002). In Tootsie Roll Industries, Inc., the Staff determined that there was some basis for the registrant's view that the registrant could exclude the contested stockholder proposal under Rule 14a-8(i)(7) as relating to the registrant's ordinary business operations. A copy of Tootsie Roll Industries, Inc. is attached as Exhibit B hereto.

The registrant in Tootsie Roll Industries, Inc. received a stockholder proposal (the "Tootsie Roll Proposal"), which the Company believes is substantively identical to Part I. The most significant difference in the Tootsie Roll Proposal and Part I is as follows:

- the Tootsie Roll Proposal requires that "Tootsie Roll immediately identify and disassociate from any offensive imagery to the American Indian community in product marketing, advertising, endorsements, sponsorships and promotions" (author emphasis added); whereas

- Part I requires "a report...addressing the [C]ompany's efforts to identify and disassociate from any offensive imagery to the American Indian community in products, advertising, endorsements, sponsorships and promotions" (author emphasis added).

As discussed in the January Letter, the Staff does not typically distinguish a stockholder proposal that demands a special report on specific subject matter (i.e., identifying and disassociating from any offensive imagery to the American Indian community) from a stockholder proposal that demands that the registrant (or other individual or group) act on specific subject matter (i.e., identify and disassociate from any offensive imagery to the American Indian community). In fact, the Staff has indicated that it "...will consider whether the subject matter of the special report...involves a matter of ordinary business; where it does, the proposal will be excludable under Rule 14a-8(c)(7) [predecessor to Rule 14a-8(i)(7)]." Exchange Act Release 34-20091, ¶6 (August 16, 1983).[1]

The Company believes that the arguments relating to Rule 14a-8(i)(7) asserted by the registrant in Tootsie Roll Industries, Inc. are directly applicable to and offer additional support for the Company's position that Part I is excludable from the Company's proxy materials relating to its 2002 Annual Meeting under Rule 14a-8(i)(7). Accordingly, the Company expressly incorporates herein by reference to Tootsie Roll Industries, Inc. (January 31, 2002) any and all supporting arguments, together with the underlying bases and support for such supporting arguments, relating to Rule 14a-8(i)(7) and asserted by the registrant in Tootsie Roll Industries, Inc.

C. Conclusion.

The Company respectfully requests that the Staff consider the information, including, without limitation, the supporting arguments for the Company's position relating to Rule 14a-8(i)(7) expressly incorporated herein by reference, contained in this letter in evaluating the Company's January Letter requesting that the Staff not recommend any enforcement to the Commission if Part I is omitted from the Company's proxy materials relating to its 2002 Annual Meeting.

If you have any questions or desire any additional information relating to the foregoing, please do not hesitate to contact me at (513) 579-7560.

Sincerely,

Dennis J. Broderick
Senior Vice President, General Counsel
and Corporate Secretary

Enclosures

cc: (Rev.) Gordon Judd, CSB

---

[1] The Staff continues to apply this analysis even in light of the 1998 Staff amendments to Rule 14a-8. See, e.g., K-Mart Corp. (February 24, 1999).

EXHIBIT A

See Attached

OFFENSIVE USE OF AMERICAN INDIAN IMAGERY

Whereas,

There are approximately 300 million indigenous people living around the world and about 500 tribes in the United States. Many of these tribes are represented in major American Indian professional organizations and institutions such as the National Congress of American Indians, Society of Indian Psychologists, National Indian Education Association, Native American Bar Association and the Native American Journalist Association.

These organizations have publicly denounced the use of stereotypical American Indian images, names and symbols as offensive and/or sacrilegious to the American Indian community. These images are used without consideration for, consultation with, or authorization by American Indian leaders, institutions, or the community. The Vice-president of NCAI, W. Ron Allen states these images are a "national insult." The Society of Indian Psychologists believes they create "an unwelcome environment for Indians and contributes to the mis-education of all members of the community."

Over 600 academic institutions have eliminated stereotypical images, including the nation's two largest school districts, Dallas and Los Angeles. On April 5, 2001 the New York State Commissioner of Education Dr. Richard Mills recommended all New York State schools end use of American Indian mascots. The nation's largest teacher organization, the National Education Association, has addressed this issue by adopting several resolutions against using "prejudicial terms and symbols."

The Glass Ceiling Commission's report, "Barriers To Workplace Advancement Experienced by Native Americans" by American Indian scholars concludes, "stereotypes and negative tags" have a negative impact on American Indians in the workplace environment.

In 1999 the United States Patent and Trademark Office and the Utah Supreme Court ruled that "Redskins" is a derogatory term toward American Indian people.

On April 16, 2001 the United State Commission on Civil Rights adopted a resolution that all federal funds be withheld from institutions using stereotypical images.

The United States Census Bureau's promotional campaign established a policy "not to feature teams that use American Indian or Alaska Native related names or images."

The states of Nebraska, Maryland and Oklahoma Commissions of Indian Affairs and the Michigan State Civil Rights Commission have adopted resolutions against the use of stereotypes of American Indians.

The American Jewish Committee, United Church of Christ, Episcopal Church, United Methodist Church, NAACP, Rainbow/PUSH Coalition and the Hispanic, Asian-American and African American journalist associations have adopted resolutions against the use of offensive images of American Indians.

Fortune 500 corporations have also discontinued their association with offensive imagery, including Anheuser-Busch, Philip Morris, A&P, Coca-Cola, Denny's, Fortune Brands, GTE and Miller Brewing.

Therefore be it resolved the shareholders request a report within four months of the annual meeting addressing:

The company's efforts to identify and disassociate from any offensive imagery to the American Indian community in products, adverting, endorsements, sponsorships and promotions;

A review of the company's workplace environment including diversity training programs sensitive to American Indian culture offered to employees and management;

And the company's effort to reach out to the American Indian leadership and community on these issues.

491 words including title

EXHIBIT B

See Attached

PC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

January 31, 2002

Gary D. Gerstman
Sidley Austin Brown & Wood
Bank One Plaza
10 South Dearborn Street
Chicago, IL 60603

Act 1934
Section
Rule 14A-8
Public Availability 1-31-2002

Re: Tootsie Roll Industries, Inc.
Incoming letter dated December 18, 2001

Dear Mr. Gerstman:

This is in response to your letters dated December 18, 2001 and January 8, 2002 concerning the shareholder proposal submitted to Tootsie Roll by Calvert Asset Management. We also have received a letter from the proponent dated December 28, 2001. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all the correspondence will also be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Associate Director (Legal)

cc: Ivy Wafford Duke
Associate General Counsel
Calvert Asset Management Company, Inc.
4550 Montgomery Avenue
Bethesda, MD 20814

January 31, 2002

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Tootsie Roll Industries, Inc.
Incoming letter dated December 18, 2001

The proposal requests that Tootsie Roll "identify and disassociate from any offensive imagery to the American Indian community" in product marketing, advertising, endorsements, sponsorships, and promotions.

There appears to be some basis for your view that Tootsie Roll may exclude the proposal under rule 14a-8(i)(7) as relating to Tootsie Roll's ordinary business operations (i.e., the manner in which a company advertises its products). Accordingly, we will not recommend enforcement action to the Commission if Tootsie Roll omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Keir Devon Gumbs
Special Counsel

SIDLEY AUSTIN BROWN & WOOD
A PARTNERSHIP INCLUDING PROFESSIONAL CORPORATIONS

DALLAS
LOS ANGELES
NEW YORK
SAN FRANCISCO
SEATTLE
WASHINGTON, D.C.

BANK ONE PLAZA
10 S. DEARBORN STREET
CHICAGO, ILLINOIS 60603
TELEPHONE 312 853 7000
FACSIMILE 312 853 7036
www.sidley.com
FOUNDED 1866

BEIJING
HONG KONG
LONDON
SHANGHAI
SINGAPORE
TOKYO

WRITER'S DIRECT NUMBER
(312) 853-2060

WRITER'S E-MAIL ADDRESS
ggerstman@sidley.com

December 18, 2001

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Tootsie Roll Industries, Inc. 2002 Annual Meeting
Shareholder Proposal of Calvert Asset Management Company, Inc.

Ladies and Gentlemen:

Pursuant to Rule 14a-8(d) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), on behalf of Tootsie Roll Industries, Inc. (the "Company"), we hereby notify the Securities and Exchange Commission (the "Commission") of the Company's intention to omit from its proxy materials for its 2002 Annual Meeting of Shareholders a proposal, attached hereto as Exhibit A (the "Proposal"), dated November 27, 2001, submitted by Calvert Asset Management Company, Inc. (the "Proponent"). As required by Rule 14a-8(j), six copies of the Proposal and six copies of this letter are enclosed herewith.

By copy of this letter, the Company is also notifying the Proponent of the Company's intention to omit the Proposal from the proxy materials for the 2002 Annual Meeting of Shareholders.

The Company believes that the Proposal may be omitted from its proxy statement and form of proxy in accordance with Rule 14a-8(i)(7) under the Exchange Act and requests confirmation from the staff of the Division of Corporation Finance (the "Division") of the Commission that it will not recommend an enforcement action against the Company if it omits the Proposal.

The Company

The Company and its consolidated subsidiaries have been engaged in the manufacture and sale of candy for over 100 years. The majority of the Company's products are sold under the registered trademarks Tootsie Roll, Tootsie Roll Pops, Child's Play, Charms,

Caramel Apple Pops, Blow-Pop, Blue Razz, Cellas, Mason Dots, Mason Crows, Junior Mint, Charleston Chew, Sugar Daddy, Sugar Babies, Andes and Fluffy Stuff. The Company's products are marketed in a variety of wrappers and packages and are advertised on television in major markets throughout the country.

The Proposal

The Proponent seeks a shareholder resolution that the Company "immediately identify and disassociate from any offensive imagery to the American Indian community in product marketing, adverting [sic], endorsements, sponsorships and promotions. This includes the removal of the 'Legend of the Indian Wrapper' from the company's website, as well as any America Indian [sic] caricatures in Tootsie products and wrappers."

The Proposal apparently refers to the Company's inclusion of an image depicting a boy dressed as an American Indian on its Tootsie Pop wrappers (see enclosed Tootsie Pop wrapper). In response to numerous favorable inquiries from its consumers and as part of its overall advertising campaign, the Company has from time to time posted a story relating to that image (the "Legend of the Indian Wrapper") on its website.

Rule 14a-8(i)(7)

Pursuant to Rule 14a-8(i)(7), a company may exclude from its proxy statement a shareholder proposal that "deals with a matter relating to the company's ordinary business operations." According to the Commission, the purpose of this rule is to "confine the resolution of ordinary business problems to management and the board of directors since it is impractical for shareholders to decide how to solve such problems." Release No. 34-40018 (May 26, 1998) at 5.

The Division has consistently found the "manner in which a company advertises its products" to fall within the ordinary business exception of Rule 14a-8(i)(7). *See, e.g.* Anheuser-Busch Companies, Inc. (January 21, 2000). In that instance, the Division granted no-action relief to Anheuser-Busch regarding a proposal that the company prepare a report describing its policies to use "only advertisements that do not offend the sexual sensibilities of heterosexual persons." Under Rule 14a-8(c)(7), the predecessor to Rule 14a-8(i)(7), the Division concurred with both RJR Nabisco Holdings Corp. (February 23, 1998) and PepsiCo, Inc. (February 23, 1998) that proposals requesting the preparation of a report regarding the "use of non-racist portrayals and designations" in advertisements were properly excluded from each company's proxy materials as relating to the ordinary business operations of such company. Similar to the Proposal, the goal of the shareholder proposals at issue in each of the letters cited above was to implement a policy regulating the content of a company's advertisements. The Division has regularly found such matters to be within the ordinary course of a company's business, and therefore excludable pursuant to Rule 14a-8(i)(7).

The Company takes its social responsibilities seriously; it takes pride in the fact that, in 2000, it was named one of the "100 Best Corporate Citizens" by Business Ethics magazine. The Company strongly opposes the use of racist or offensive portrayals in its advertising and product marketing. However, the Company believes that the issues raised in the Proposal are best addressed by management, rather than shareholders. The Company's products are marketed in many different wrappers, packages and advertising campaigns. Some of the images used in the Company's advertising (including the images on Tootsie Pop wrappers) have been used by the Company for over half a century; other images are changed on a seasonal basis. Decisions regarding which images will be used in the Company's advertising, packaging and promotion are at the center of the Company's ordinary business operations. To submit such decisions to shareholders is simply not practicable.

Therefore, consistent with the Division's positions in the letters cited above, as well as numerous other letters, the Company believes that it may properly omit the Proposal from its proxy materials for the 2002 Annual Meeting of Shareholders.

Conclusion

We respectfully request that the Division indicate that it will not recommend action to the Commission if the Company omits the Proposal from its proxy statement for the reasons stated above.

If the Division is inclined to deny our request, please advise the undersigned by telephone at (312) 853-2060.

Very truly yours,

Gary Gerstman

Gary D. Gerstman

Calvert

INVESTMENTS THAT MAKE A DIFFERENCE®

November 27, 2001

Ellen R. Gordon
President and COO
Tootsie Roll Industries, Inc.
7401 South Cicero Ave.
Chicago, IL 60629

Dear Ms. Gordon:

Calvert Asset Management Company, Inc. ("CAMCO") provides investment advice for all mutual funds sponsored by Calvert Group, Ltd. Calvert's family of 15 socially responsible mutual fund portfolios represents over $2.3 billion in assets.

The Calvert Social Index Portfolio holds 103 shares of common stock in Tootsie Roll Industries Inc. as of close of business on November 13, 2001. This Fund is the beneficial owner of at least $2,000 in market value of securities entitled to be voted at the next shareholder meeting (supporting documentation enclosed). Furthermore, approximately 100 of these shares, which equates to $3,927.39 in base market value, have been held for at least one year and the Fund intends to own shares in Tootsie Roll Industries Inc. through the date of the 2002 annual meeting of shareholders.

We are notifying you, in a timely manner, that we are presenting the enclosed shareholder proposal for vote at the upcoming stockholders meeting. We submit it for inclusion in the proxy statement in accordance with Rule 14a-8 under the Securities Exchange Act of 1934 (17 C.F.R. § 240.14a-8).

We appreciate the past conversations between you, Mr. Bowen, and Calvert representative Nikki Daruwala. In August, Mr. Bowen mentioned that the company had no intention to remove the caricature from the wrapper and that the company is considering if it should remove the "legend" from the website.

Calvert's socially responsible investment process is based on the belief that recognizing the importance of human dignity and caring for our natural environment are essential to the long-term health and well being of our increasingly interdependent world. Therefore, we believe that it is critical to consider not only financial information when making investment decisions, but also to analyze the social responsibility of a company in terms of workplace and environmental programs, and any impact on indigenous people, human rights, community relations, and product quality.

An Ameritas Acacia Company

4550 Montgomery Avenue
Bethesda, Maryland 20814
301.951.4800
www.calvert.com

If prior to the annual meeting you agree to the request outlined in the resolution, we believe that this resolution would be unnecessary. Please direct any correspondence to Senior Social Research Analyst Nikki Daruwala at (301) 657-7061, fax (301) 654-2960, or email: nikki.daruwala@calvert.com. We appreciate your attention to this matter and look forward to working with you.

Sincerely,

Reno Martini
Senior VP and Chief Investment Officer

Enclosures

Offensive use of American Indian Imagery at Tootsie Roll

Whereas:
There are approximately 300 million indigenous people living around the world and about 500 tribes in the United States. Many of these tribes are represented in major American Indian professional organizations and institutions such as the National Congress of American Indians, National Indian Education Association, Native American Bar Association and the Native American Journalist Association. These organizations have publicly denounced the use of stereotypical American Indian images, names and symbols as offensive to the American Indian community.

Over 600 academic institutions have eliminated stereotypical images, including the nation's two largest school districts, Dallas and Los Angeles. On April 5, 2001 the New York State Commissioner of Education Dr. Richard Mills recommended all New York State schools end use of American Indian mascots.

The Glass Ceiling Commission's report, "Barriers To Workplace Advancement Experienced by Native Americans" by American Indian scholars concludes, "stereotypes and negative tags" have a negative impact on American Indians in the workplace environment.

In 1999 the United States Patent and Trademark Office and the Utah Supreme Court ruled that "Redskins" is a derogatory term toward American Indian people. In 2001, the D.C. City Council passed a resolution to change the Washington "Redskins" name.

On April 16, 2001 the United State Commission on Civil Rights adopted a resolution that all federal funds be withheld from institutions using stereotypical images.

The United States Census Bureau's promotional campaign established a policy "not to feature teams that use American Indian or Alaska Native related names or images."

The states of Nebraska, Maryland and Oklahoma Commissions of Indian Affairs and the Michigan State Civil Rights Commission have adopted resolutions against the use of stereotypes of American Indians.

The American Jewish Committee, United Church of Christ, Episcopal Church, United Methodist Church, NAACP, Rainbow/PUSH Coalition and the Hispanic, Asian-American and African American journalist associations have adopted resolutions against the use of offensive images of American Indians.

Fortune 500 corporations have also discontinued their association with offensive imagery, including Anheuser-Busch, Philip Morris, A&P, Coca-Cola, Denny's, Fortune Brands, GTE and Miller Brewing.

Resolved:
Shareholders request that Tootsie Roll immediately identify and disassociate from any offensive imagery to the American Indian community in product marketing, adverting, endorsements, sponsorships and promotions. This includes the removal of the "Legend of the Indian Wrapper" from the company's website, as well as any America Indian caricatures in Tootsie products and wrappers.

STATE STREET.
For Everything You Invest In

Joseph M. Arruda
Vice President

Investment Services
P.O. Box 5043
Boston, MA 02206-5043

Telephone: 617-662-0823
Facsimile: 617-988-0794
jmarruda@statestreet.com

November 13, 2001

Calvert Group, Ltd.
Fund Administration
4550 Montgomery Avenue, Suite 1000N
Bethesda, MD 20814

To Whom It May Concern:

This letter is to confirm that as of November 9, 2001, each Calvert Fund listed below held the indicated amount of shares of the stock of Tootsie Roll Industries Incorporated (Cusip number 890516107). Also, each fund held the amount of shares indicated continuously for one year.

Fund Number	Name	Shares at 11/09/01	Shares Held for 1 Year
D872	Calvert Social Index Portfolio	103	100

Please feel free to contact me if you need any further information.

Sincerely,

Joseph Arruda

Joseph M. Arruda
Vice President

Calvert
INVESTMENTS THAT MAKE A DIFFERENCE®

An Ameritas Acacia Company

December 28, 2001

Via Overnight Mail
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Response to the No-Action Request by Tootsie Roll Industries, Inc.

Ladies and Gentlemen:

I am writing on behalf of the Calvert Social Index Fund, Inc. (the "Fund"), as Assistant Secretary to the Fund, concerning its submission of a shareholder resolution to Tootsie Roll Industries, Inc. (hereafter "Tootsie Roll") on November 27, 2001 ("Calvert" or "Proponent").

On December 18, 2001, Tootsie Roll wrote the Securities and Exchange Commission Division of Corporation Finance (the "Division") seeking a statement that it will not recommend enforcement action if Tootsie Roll excludes the shareholder proposal submitted to it by Calvert from its proxy materials for its 2002 Annual Meeting of the Stockholders.

In its request, Tootsie Roll states that it intends to omit the proposal pursuant to 14a-8(c)(7) as a "matter relating to the company's ordinary business operations." Specifically, Tootsie Roll refers to the substance of the proposal, which seeks the company to disassociate itself from any offensive imagery to the American Indian community, as pertaining to the "manner in which a company advertises its products."

The Proponent disagrees. Clearly, the shareholder resolution touches on significant policy issues, which extend beyond the parameters of ordinary business. This matter is an issue that demands shareholder action, being an issue that the Fund's own shareholders have supported with the adoption of a comprehensive policy statement on Indigenous Peoples' Rights (See attached); a stance that is strengthened by the recognition that this issue has great importance to the general investing public, evidenced by the District of Columbia City Council's recent passing of two emergency resolutions requesting the "Washington Redskins" to change their name, and a "statutorily required" public

4550 Montgomery Avenue
Bethesda, Maryland 20814
301.951.4800
www.calvert.com

hearing held July 1999 to discuss the intellectual property rights of Native Americans convened by the U.S. Patent and Trademark Office ("USPTO"), at which Calvert testified (See attached transcript of Calvert's testimony and related USPTO press release).

Accordingly, I argue that the shareholder resolution should not be excluded from the Company's 2002 Annual Meeting of Shareholders. Please feel free to contact me at (301) 951-4858 to further discuss the arguments proffered herein.

Very truly yours,

Ivy Wafford Duke
Associate General Counsel

Attachments

cc: Gary Gerstman, Sidley, Austin, Brown & Wood
Ellen R. Gordon, Tootsie Roll Industries, Inc.
Nikki Daruwala, Calvert Asset Management Company, Inc.

OFFICIAL INSIGNIA OF NATIVE AMERICAN TRIBES
COMMENTS BY NIKKI DARUWALA, CALVERT GROUP, BEFORE THE U.S. PATENT AND TRADEMARK OFFICE
JULY 15, 1999.

Good morning. My name is Nikki Daruwala. I represent the Calvert Group, a leading socially responsible investment firm located in Bethesda, Maryland. Calvert's responsible investment practices are based on the belief that caring for our natural environment and recognizing the importance of human dignity are essential to the long-term health and well-being of our increasingly interdependent world.

We express our thanks to the Commissioner and Staff of the U.S. Patent and Trademark Office for the opportunity to provide our comments in response to the statutorily required study of Public Law 105-330 surrounding trademark protection for the official insignia of federally or state recognized Native American tribes. We would like to address issue number four as stated in the Federal Register Notice, June 3, 1999, Volume 64, Number 106, "Impact of Prohibition on Federal Registration and New Uses of Official Insignia."

It is our understanding that the Patent and Trademark Office does not currently protect Native American tribal insignia, including names and logos. It is our belief that this lack of legal protection has resulted in tremendous harm to the Native American community and to American society as a whole. The manipulation and the blatant misuse of Native American imagery is visible on a daily basis within our society. This includes, the use of "Crazy Horse" label apparel, the Washington "Redskins" football team, and the "Indians" and "Chief Wahoo" of the Cleveland baseball franchise. These logos and the negative images associated with their use are marketing ploys used by corporations and the sporting industry to promote and sustain racism within society. Contrary to corporate and industry belief, these images in no way promote or honor the Indian community.

Calvert Group supports the promotion of positive portrayals of all individuals and ethnic groups. Furthermore, we actively support the rights of Native Americans to influence and control traditional cultural and religious symbols. We object to the use of mascots, logos, symbols, and other tribal insignia that portray Native Americans in a negative light and promote racism and bigotry within society. Despite repeated public opposition by numerous reputable Native American organizations such as the National Congress of American Indians and the National Coalition on Racism in Sports and Media, the unauthorized use of Native American imagery, logos, symbols, and mascots remains prominent. It is Calvert's firm belief that public awareness and education are critical to the advancement of fair and accurate portrayals of Native Americans, their cultures, histories and traditions.

We believe that the Patent and Trademark Office has an important role to play in this effort. The government agency's business statement as stated in Article 1, Section 8 of the U.S. Constitution is as follows: "... For over 200 years, the basic role of the Patent

UNITED STATES PATENT AND TRADEMARK OFFICE

Office of Public Affairs
Washington, DC 20231
www.uspto.gov

PRESS RELEASE
Contact:
Kim Byars
703-305-8341
kim.byars@uspto.gov

August 29, 2001
#01-37

USPTO ESTABLISHES DATABASE OF OFFICIAL INSIGNIA OF NATIVE AMERICAN TRIBES

The Department of Commerce's United States Patent and Trademark Office (USPTO) announced today t establishment of a database to record the official insignia of federally and state-recognized Native Ameri tribes. The USPTO will begin accepting requests on August 31, 2001.

The database, recommended in a report required by the Trademark Law Treaty Implementation Act, will the agency in reviewing trademark applications. This database is available at the USPTO's web site, as pa USPTO's internationally accessible Trademark Electronic Search System (TESS), at www.uspto.gov/main/trademarks.htm.

The database of official insignia of Native American tribes will be included, for informational purposes, the USPTO's database of material that is not registered but is searched to make determinations regarding registrability of marks. Inclusion of official insignia in this database will ensure that an examining attorn is searching a mark that is confusingly similar to an official insignia will find and consider the official in before making a determination of registrability. The USPTO will use recorded official insignia as eviden what a federally or state-recognized tribe considers to be its official insignia.

"We asked ourselves 'What changes can the USPTO make to better protect the rights of Native American preserve the integrity of each tribal nation?' What better way than by using our trademark database to giv wide publicity to the official insignia notified by the tribal nations themselves?" said Commissioner for Trademarks, Anne Chasser.

USPTO administers patent and trademark laws protecting intellectual property and rewarding individual Intellectual property is a potent force in the competitive free enterprise system. By protecting intellectual endeavors and encouraging technological progress, USPTO seeks to preserve the United States' technolo edge, which is a key to our current and future competitiveness. USPTO also disseminates patent and trad information that promotes an understanding of intellectual property protection and facilitates the develop and sharing of new technologies worldwide.

Over 6 million patents have been issued since the first patent in 1790 and more than 2.3 million trademar been registered since the first in 1870. Last year USPTO issued 182,223 patents and registered 127,794 trademarks.

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Calvert Online
INVESTMENTS THAT MAKE A DIFFERENCE®

Indigenous Peoples' Rights

Introduction
There are approximately 300 million indigenous people living in more than 70 countries around the world. There are indigenous people living in the Americas, Asia, Africa, Australia and the South Pacific, and some parts of Europe as well. Over the years, the basic human rights and fundamental freedoms of indigenous peoples continue to be violated. They are experiencing ongoing oppression and social and economic injustice on a massive scale. Indigenous people have also been exploited because they are seldom represented in the political participation process.

All over the world, the rights and survival of indigenous peoples are under attack. Indigenous peoples often live in areas that contain some of the world's last untapped natural resources. With the rapid expansion of globalization, these areas are increasingly under assault. Because of our strong commitment to protecting human beings all over the planet, we are actively working toward the rights and survival of indigenous people worldwide.

Indigenous peoples have long lived in harmony and balance with nature, reflecting a personal and spiritual connection to all human beings, plants and animals. They have made an invaluable contribution in the technology of stewardship. For example, environmental conservation is closely connected to the rights of indigenous peoples, as they have long been the protectors of this Earth. Indigenous peoples inhabit and can ensure the conservation of critical and sensitive habitats and species. Therefore, lessons learned from indigenous peoples and their cultures could be a vital force to humanizing capitalism and helping us ensure the survivability of all of our planet. In addition, we believe that their culture of harmony can offer us valuable guidance in living our own lives. They are an integral part of our humanity. Therefore, Calvert is determined to support the rights of indigenous people.

There are many definitions of indigenous peoples. The United Nations working definition of indigenous people is as follows:

"...those people having an historical continuity with pre-invasion and pre-colonial societies, consider themselves distinct from other sectors of the societies now prevailing in those territories or parts of them. They form at present non-dominant sectors of society and are determined to preserve, develop and transmit to future generations, their ancestral territories, and their ethnic identity, as the basis of their continued existence as peoples in accordance with their own cultural patterns, social institutions, and legal systems."

Article 1 of the International Labor Organization's (ILO) Convention Concerning Indigenous and Tribal Peoples in Independent Countries (Convention 169) has defined tribal and indigenous peoples as:

- *Tribal peoples in independent countries whose social, cultural, and economic conditions distinguish them from other sections of the national community, and whose status is regulated by their own customs or traditions or by special laws or regulations;*
- *Peoples in independent countries who are regarded as indigenous on account of their descent from the populations which inhabited the country, or by geographic region to which the country belongs, at the time of the conquest or colonisation or the establishment of present state boundaries and who, irrespective of their legal status retain some or all of their own social, economic, cultural and political institutions.*
- *Self-identification as indigenous or tribal shall be regarded as a fundamental criterion for determining the groups to which the provisions of this Convention apply.*

Calvert is concerned that, due to discrimination and the forced expropriation of their land and

- Contribute to community-driven development and environmental management plans.
- Hold ongoing consultations and meetings with indigenous communities and leaders in their area of operations.
- Respect self-determination and secure prior informed consent in any transaction including involving the acquisition and use of indigenous peoples' property, as well as intellectual property; provide mutually agreed upon restitution and/or compensation for any property used or acquired from indigenous peoples.

In addition, Calvert is concerned about the use of images which promote racial, cultural or religious stereotyping of indigenous peoples for commercial purposes. This is particularly evident in the United States by companies that appropriate American Indian imagery in the advertising and marketing of their products. Calvert will obtain input from American Indian leaders and representatives and will engage in active dialogue with companies that manufacture and/or market products with offensive labels and logos. We will encourage companies we invest in to adopt and implement the following goals. As a first step, we encourage management to meet with American Indian leaders, religious and social shareholders to dialogue on the issue of culturally offensive or negative images. We also encourage management to:

- Develop a corporate or institution-wide policy on the discontinuation of products and advertisements associated with negative or stereotypical images of American Indians.
- Develop and participate in American Indian Diversity Training Programs.
- Inform corporate shareholders through annual reports, annual meetings, and diversity reports about the company's policy on negative or stereotypical images.
- Support public educational programs on the elimination of negative or culturally offensive images.
- Communicate to the Commissioners of professional sports teams that the company and/or university has been contacted by American Indian representatives, religious, and social investors concerned about the company's association with products misusing American Indian names, images, logos and religious items.

How we conduct our analysis
Calvert was the first social investment company in the United States to develop a stand-alone policy and social investment screen on indigenous peoples' rights. As with our other screens we gather information on the company's practices towards indigenous peoples through press reports, interviews with management and company documents, through international periodicals covering indigenous peoples (such as Cultural Survival) and working with advocacy organizations, such as American Indian Coalition on Institutional Accountability or First Nations Development Institute/First People's Worldwide.

We also attempt to gain a better understanding of industries that tend to have a direct impact on indigenous peoples. These industries include the oil and gas, forest products/natural resources extraction and biotechnology/pharmaceuticals.

Oil/Natural Gas Companies - Oil and natural gas companies can have a great impact on indigenous communities. Exploration is often conducted either on or near indigenous land and leads to a number of violations including, pollution; operations on native lands without the informed consent or permission of indigenous community; and forced relocation. Often, these companies do not share the profits from these operations with the indigenous community.

Natural Resource Extraction - i.e. Mining, Forest Products/Paper Companies/Timber Sourcing - These industries directly impact indigenous communities since they affect a key resource - land. These companies may mine for gold and other metals on the land of indigenous peoples or source for timber, including rainforest timber, on indigenous land. There are also issues of pollution, as well as destruction of habitat, ancestral land, and other property. The destruction of forest resources can also seriously impact the religion and culture of many native peoples.

Pharmaceutical Companies - Pharmaceutical companies impact indigenous communities. Typically, biological resources are extracted in developing countries by private enterprises from half-day networking and strategy roundtable discussion on the use of negative images surrounding Native Americans. The meeting brought together leaders in the Native American community and others working on the issue of negative images. We also provided testimony at a public hearing at the US Patent and Trademark Office (PTO). The Agency was seeking public opinion for regulations on the corporate and sports use of Native American tribe insignia. Calvert continues to work closely with First Nations Development Institute/First Peoples Worldwide to address challenges facing indigenous peoples all over the world today. Calvert also commissioned a White Paper on The World's Indigenous Peoples.

#3750 (12/01)

4550 Montgomery Avenue
Bethesda, Maryland 20814
1-800-368-2748
customerservice@calvert.com

SIDLEY AUSTIN BROWN & WOOD
A PARTNERSHIP INCLUDING PROFESSIONAL CORPORATIONS

DALLAS
LOS ANGELES
NEW YORK
SAN FRANCISCO
SEATTLE
WASHINGTON, D.C.

BANK ONE PLAZA
10 S. DEARBORN STREET
CHICAGO, ILLINOIS 60603
TELEPHONE 312 853 7000
FACSIMILE 312 853 7036
www.sidley.com

FOUNDED 1866

BEIJING
HONG KONG
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SINGAPORE
TOKYO

WRITER'S DIRECT NUMBER
(312) 853-2060

WRITER'S E-MAIL ADDRESS
ggerstman@sidley.com

January 8, 2002

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Tootsie Roll Industries, Inc. 2002 Annual Meeting
Shareholder Proposal of Calvert Asset Management Company, Inc.

Ladies and Gentlemen:

On behalf of Tootsie Roll Industries, Inc. (the "Company"), I am writing in response to the letter dated December 28, 2001 from Calvert Asset Management Company, Inc. (the "Proponent") to the Securities and Exchange Commission (the "Commission").

The Company appreciates the Proponent's concerns; however, it continues to believe that the matters addressed in the Proponent's proposal fall within the ordinary course of the Company's business operations. The Company does not believe that its marketing or promotional activities contain offensive imagery. Even assuming that they did, however, as noted in my letter dated December 18, 2001, the Company believes that the Commission has addressed this issue in its letters to RJR Nabisco Holdings Corp. (February 23, 1998) and PepsiCo, Inc. (February 23, 1998). Each of these letters found proposals advocating the use of only "non-racist portrayals and designations" in advertisements to be excludable because such issues fell within the ordinary course of a company's business operations. In its letter, the Proponent does not distinguish its proposal from the ones at issue in the RJR Nabisco and PepsiCo letters. The Commission did not find those proposals to raise significant policy concerns. Accordingly, we request that the Commission maintain its consistent position and not recommend that any enforcement action be taken if the Company excludes the Proponent's proposal from the proxy materials for its 2002 Annual Meeting of Shareholders.

Please call me at (312) 853-2060 if you require additional information or wish to discuss this submission further. In accordance with Rule 14a-8(j) six copies of this letter are enclosed and a copy has been sent to the Proponent.

Very truly yours,

Gary Gerstman

Gary D. Gerstman

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 27, 2002

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Federated Department Stores, Inc.
Incoming letter dated January 25, 2002

The proposal requests Federated Department Stores to prepare a report to "identify and disassociate from any offensive imagery to the American Indian community" in products, advertising, endorsements, sponsorships and promotions.

There appears to be some basis for your view that Federated Department Stores may exclude the proposal under rule 14a-8(i)(7), as relating to its ordinary business operations (i.e., sale of a particular product). Accordingly, we will not recommend enforcement action to the Commission if Federated Department Stores omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Federated Department Stores relies.

Sincerely,

Jennifer Gurzenski
Attorney Advisor